Tidal ETF Trust
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

December 7, 2023

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”) Post-Effective Amendment No. 199 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 30, 2023, with respect to the Amendment, which includes revisions to the principal investment strategy of the Newday Ocean Health ETF (the “Fund”), a series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

Principal Investment Strategies

1.	The Fund’s website highlights six issuers that it calls “pure plays.” These issuers represent about 15% of the Fund’s portfolio. With a view to improved disclosure in the strategies and better communication with investors more generally, please tell us (in the disclosure) what percentage of the Fund’s portfolio would be “pure plays.” If a significant portion of the portfolio is not pure play, please consider the need for clarifying disclosure in the strategy and risks.

Response: The Trust notes that the website disclosure referred to by the Staff is on the Sub-Adviser’s website, not the Fund’s website, and that the section of the Sub-Adviser’s website referenced above highlights only a limited selection of Ocean Health “pure plays.” This list is illustrative rather than comprehensive. The Trust notes that the “Holdings” section of the Fund’s website does include a “Pure Play Highlights” heading with accompanying disclosure that the “Newday Ocean Health ETF has over 80% of holdings directly contributing to ocean health.” This is followed by a list of eight names held by the Fund and a link to the complete Fund holdings. In alignment with the Fund's name, more than 80% of its portfolio fits the “pure play” category as contemplated by the website. However, the term “pure play” is not mentioned in the prospectus. This omission is deliberate, as the vast majority of the Fund’s holdings are pure plays, rendering the term's use potentially superfluous.

2.	With respect to the following sentence “During this evaluative step, emphasis is placed on scrutinizing each portfolio candidate’s involvement with certain ‘advocacy’ themes, which include air, water, biodiversity, soil, equity, and carbon,” please clarify in plain English, what you mean by a company’s involvement in certain advocacy themes.

Response: The prospectus has been revised to clarify the foregoing, which will read substantially as follows:

During this evaluative step, emphasis is placed on scrutinizing each portfolio candidate’s involvement with certain ‘advocacy’ themes, which include air, water, biodiversity, soil, equity, and carbon. In essence, the Sub-Adviser seeks to identify companies that are actively participating in or supporting efforts related to the aforementioned environmental issues. This involvement can take various forms, such as implementing sustainable practices within their operations, funding research and initiatives aimed at environmental conservation, or advocating for policies that promote these themes. The Sub-Adviser also looks for companies that show a readiness to adapt or change their strategies to embrace these values, especially after engaging in discussions with the Sub-Adviser. This comprehensive approach is designed to ensure that the companies selected for the Fund's portfolio are not only aware of these important themes but are also taking concrete steps to address them in their business models. Moreover, due consideration is given to assessing whether any candidate company is entwined in substantial controversies, such as engagement in anti-competitive practices, human rights discrepancies, shareholder rights violations, and issues pertaining to workforce health and safety.

3.	In reviewing the Fund’s sector allocations in May 2023, the Staff noted that the Fund allocated 25.6%, 23.5%, and 23.3% of its assets to the technology, industry, and consumer non-cyclical sectors respectively. Please consider including separate risks under sector risks or separate risk disclosures.

Response: The Trust notes that the Fund’s current allocation includes the following large sector allocations: 30% consumer non-cyclical, and 38% industrial. The Prospectus has been supplemented to include relevant sector risk disclosures.

Principal Investment Risks

4.	Under Models and Data Risk, the Staff notes the statement that the composition of the Fund’s portfolio is dependent on . . . third-party quantitative models . . . .” Please clarify what you mean by “third party quantitative models.” Who are the third parties?

Response: The Sub-Adviser may utilize global equity screening models provided by third parties. Currently, the Sub-Adviser utilizes Piper Sandler to augment and add additional data points to its internal quantitative analysis. The Prospectus has been bolstered accordingly.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC